Exhibit 99.1

PRESS RELEASE

GOLD STANDARD VENTURES CORP. ANNOUNCES C$30 MILLION BOUGHT DEAL FINANCING

VANCOUVER, British Columbia, Feb. 09, 2021 - Gold Standard Ventures Corp. (TSX:GSV, NYSE AMERICAN:GSV) (“Gold Standard” or the “Company”) has announced today that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets, under which the underwriters have agreed to buy on bought deal basis 34,100,000 common shares (the “Common Shares”) of the Company, at a price of C$0.88 per Common Share for gross proceeds of approximately C$30 million (the “Offering”). The Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any, and for market stabilization purposes. The offering is expected to close on or about February 17, 2021 and is subject to Gold Standard receiving all necessary regulatory approvals, including the approval of the TSX and the NYSE American.

The net proceeds from the Offering will be used for development, permitting, and exploration activities at South Railroad Project and for general corporate purposes.

A prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated September 28, 2020 (the “Base Shelf Prospectus”) will be filed with the securities commissions or securities regulatory authorities in each of the provinces and territories of Canada, excluding Quebec, and with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System. The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Company and the proposed Offering. Prospective investors should read the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and the documents incorporated therein for more information about the Company and this Offering before making an investment decision.

Copies of the Prospectus Supplement, following filing thereof, and the Base Shelf Prospectus will be available on SEDAR at www.sedar.com and copies of the Prospectus Supplement and the Registration Statement will be available on EDGAR at www.sec.gov. Copies of the Prospectus Supplement, following filing thereof, the Base Shelf Prospectus and the Registration Statement may also be obtained from BMO Capital Markets by contacting BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at (905) 791-3151 Ext 431 or by email at torbramwarehouse@datagroup.ca or from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements about the Offering, including the expected closing date of the Offering, the receipt of regulatory approvals in respect of the Offering and the expected use of proceeds from the Offering. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that the Company will successfully close the Offering on the timeline currently contemplated and that the Company will use the proceeds from the Offering as currently anticipated. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks uncertainties and other factors include, among others: that the Offering may not close on the timelines currently contemplated, or at all, that the Company may not use the proceeds from the Offering as currently anticipated and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com